Exhibit 99.3

CONSENT OF LEERINK PARTNERS LLC

We hereby consent to the use of our opinion letter dated June 30, 2014 to the Board of Directors of Transcept Pharmaceuticals, Inc. (“Transcept”), included as Annex B to Transcept’s joint proxy statement/prospectus that forms part of the registration statement on Form S-4 relating to the proposed issuance by Transcept of shares of its common stock in connection with the merger of Transcept’s wholly owned subsidiary, Tigris Merger Sub, Inc., with and into Paratek Pharmaceuticals, Inc., and to the references to such opinion therein.

Date: August 20, 2014

LEERINK PARTNERS LLC

/s/ John I. Fitzgerald, Esq.

By:	John I. Fitzgerald, Esq.

Managing Director